OBITX, INC.

4720 Salisbury Road

Jacksonville, Florida 32256

(904) 748-9750

December 6, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Jan Woo, Legal Branch Chief Office of Information Technologies and Services

                Brittany Ebbert, Senior Staff Accountant

                Craig Wilson, Senior Assistant Chief Accountant

                Bernard Nolan, Esq., Attorney-Adviser

Re:  Obitx, Inc. Form S-1 Registration Statement (Registration No. 333-   222978) originally filed February 9, 2018, as amended

Acceleration Request:

            Requested Date:  December 10, 2018

            Requested Time:  4:01 PM Eastern Time

Ladies and Gentlemen:

Obitx, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Thomas G. Amon an attorney with the Registrant’s outside legal counsel, Law Office of Thomas G. Amon, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

United States Securities and Exchange Commission

Division of Corporation Finance

December 6, 2018

•   should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Amon (212) 810-2430 or in his absence Alex Mardikian (602) 489-0455 or Carl Hawkins (904) 748-9750.

                                                                Sincerely,

                                                                OBITX, INC.

                                                                By:      /s/ Alex Mardilian

                                                                      Alex Mardikian

                                                                      Chief Executive Officer

cc:  Thomas G. Amon, Esq.

       Carl G. Hawkins, Esq.

       MCIG, Inc.

       Brandy Craig

       Paul Rosenberg, Esq.

       Weinstein & Co.